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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Calculation of Allowed Cost of Capital -
     Effective April 1, 1999                                      8

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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $26,193

COST OF OPERATION                                           26,906

OPERATING LOSS                                                (713)

NONOPERATING INCOME                                            818

INCOME BEFORE FEDERAL INCOME TAXES                             105

FEDERAL INCOME TAXES                                           105

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $1

NET INCOME                                                     -

BALANCE AT END OF PERIOD                                      $1


The common stock of the Company is wholly owned by Ohio Power Company.


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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 41,651
  Accumulated Depreciation and Amortization                  38,117

         NET MINING PLANT                                     3,534

OTHER PROPERTY AND INVESTMENTS                               12,527

CURRENT ASSETS:
  Cash and Cash Equivalents                                  59,561
  Accounts Receivable:
    General                                                     246
    Affiliated Companies                                     11,346
  Coal                                                           99
  Materials and Supplies                                      7,689
  Prepayments                                                   104

         TOTAL CURRENT ASSETS                                79,045

DEFERRED INCOME TAXES                                        50,167

REGULATORY ASSETS                                             1,630

DEFERRED CHARGES                                                450

           TOTAL                                           $147,353

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $      7
  Retained Earnings                                               1

         TOTAL SHAREHOLDER'S EQUITY                               8

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions        47,744
  Accrued Reclamation Costs                                  40,302
  Mine Closure                                               16,989
  Other Operating Reserves                                   24,828

         TOTAL OTHER NONCURRENT LIABILITIES                 129,863

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                   3,508
    Affiliated Companies                                        326
  Taxes Accrued                                               8,216
  Accrued Reclamation Costs                                   2,521
  Accrued Vacation Pay                                          819
  Accrued Rent                                                  306
  Workers' Compensation Claims                                  795
  Other                                                          70

         TOTAL CURRENT LIABILITIES                           16,561

DEFERRED CREDITS                                                921

           TOTAL                                           $147,353

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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1999

TAXES

   As discussed in Note 2, of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to American Electric Power's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through March 31, 1999 would reduce earnings by approximately $10.8 million (including interest).
The Company has made no provision for any possible earnings impact from this matter.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1997 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the United States in the US District Court for the Southern District of Ohio in March 1998. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

LEASE BUYOUT

   In April 1999 the Company bought out its only remaining lease for $25.7 million. The lease, which was for a dragline, had been accounted for as an operating lease and was not reflected on the balance sheet. After taking into account amounts previously provided for the lease buyout and the unamortized gain from the prior sale and leaseback of the dragline, the Company recorded in mining plant an asset of $9.7 million for the dragline.



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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1999
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         818

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (818)
            2. Year-to-Date                                                                              $   (818)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 27,011

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (818)

       C. Cost Applicable to Current Quarter Coal Billings                                                 26,193
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                     -
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 26,193

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                351,909

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $74.43

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.

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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   469
Indirect Labor-UMW*                                          2,116
Benefits-UMW*                                                2,364
Salaries and Benefits-Nonunion                               1,319
Operating Supplies                                           1,854
Repair Parts and Materials                                   1,499
Electricity and Other Utilities                                709
Outside Services-Maintenance, Haulage and Reclamation          361
Taxes Other Than Federal Income Taxes**                        427
Rental of Equipment                                            964
Depreciation, Depletion and Amortization                     1,923
Mining Cost Normalization***                                (1,507)
Reclamation                                                  2,985
Other Production Costs                                      11,382

Subtotal                                                    26,865

Transfers of Production Costs (to)/from Coal Inventory          41

          Total                                            $26,906

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            March 31, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $  324

Mining Structures and Equipment       38,048     35,825     2,223

Coal Interests (net of depletion)        987       -          987

Leasehold Improvements                 2,292      2,292      -

    Total Mining Plant in Service    $41,651    $38,117    $3,534

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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.43%
                         EFFECTIVE 4-1-99


THE 10.43% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/98    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  993,647(a)  41.92%     7.38%(c)       3.09%

Preferred Stock    29,220      1.23%     5.00%(c)       0.06%

Common Stock    1,347,681(b)  56.85%    12.81%(d)       7.28%

Total          $2,370,548    100.00%                   10.43%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/98.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve month period commencing April 1, 1999.